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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                ----------------



                                 SCHEDULE 13E-3
                                (AMENDMENT NO. 2)

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)



                         COMMUNITY CARE OF AMERICA, INC.
                                (NAME OF ISSUER)


                         COMMUNITY CARE OF AMERICA, INC.
                           IHS ACQUISITION XXVI, INC.
                        INTEGRATED HEALTH SERVICES, INC.
                       (NAME OF PERSONS FILING STATEMENT)


                    COMMON STOCK, PAR VALUE $.0025 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)



                                    20363B 10
                      (CUSIP NUMBER OF CLASS OF SECURITIES)



                                ----------------





         MARSHALL A. ELKINS, ESQ.                       DEBORAH A. LAU
         EXECUTIVE VICE PRESIDENT                   CHIEF EXECUTIVE OFFICER
            AND GENERAL COUNSEL                  COMMUNITY CARE OF AMERICA, INC.
        IHS ACQUISITION XXVI, INC.                 3050 NORTH HORSESHOE DRIVE
    INTEGRATED HEALTH SERVICES, INC.                      SUITE 260
         10065 RED RUN BOULEVARD                    NAPLES, FLORIDA 34104
      OWINGS MILLS, MARYLAND 21117                      (941) 435-0085
           (410) 998-8400
         (410) 998-8719 (Fax)


(NAMES,  ADDRESSES  AND  TELEPHONE  NUMBERS  OF  PERSONS  AUTHORIZED  TO RECEIVE
       NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                   COPIES TO:





      CARL E. KAPLAN, ESQ.           LESLIE A. GLEW, ESQ.          J. ALLEN MILLER, ESQ.
  FULBRIGHT & JAWORSKI L.L.P.        SENIOR VICE PRESIDENT         CHADBOURNE & PARKE LLP
         666 FIFTH AVENUE                AND ASSOCIATE             30 ROCKEFELLER PLAZA
   NEW YORK, NEW YORK 10103             GENERAL COUNSEL           NEW YORK, NEW YORK 10112
           (212) 318-3000              INTEGRATED HEALTH              (212) 408-5100
       (212) 752-5958 (Fax)             SERVICES, INC.             (212) 541-5369 (Fax)
                                    10065 RED RUN BOULEVARD
                                  OWINGS MILLS, MARYLAND 21117
                                        (410) 998-8400
                                     (410) 998-8719 (Fax)



                                 --------------

                                 AUGUST 7, 1997
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)


           THIS STATEMENT IS FILED IN CONNECTION WITH A TENDER OFFER.


                            CALCULATION OF FILING FEE
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
      TRANSACTION VALUATION                                AMOUNT OF FILING FEE
           $30,391,204*                                         $6,078.24**

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 * For purposes of  calculating  fee only.  This amount  assumes the purchase of
   7,597,801 shares of Common Stock at $4.00 per share. Such number of shares represents all outstanding shares as of August 4, 1997.

** The  amount of the filing  fee,  calculated  in  accordance  with  Regulation
   240.0-11 of the Securities Exchange Act of 1934, equals 1/50 of 1% of the value of the shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2).


Amount Previously Paid: $6,078.24         Filing Parties: IHS Acquisition XXVI,
                                          Inc., Integrated Health Services, Inc.

Form or Registration No.: Schedule 14D-1  Date Filed:  August 7, 1997



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

                                  INTRODUCTION


     This Amendment No. 2 (this "Amendment") is filed to supplement and amend the information set forth in the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on August 7, 1997, as amended by Amendment No. 1 filed on September 8, 1997 (as amended, the "Schedule 13E-3"), by Integrated Health Services, Inc., a Delaware corporation ("IHS"), IHS Acquisition XXVI, Inc., a Delaware corporation and a wholly-owned subsidiary of IHS (the "Purchaser"), and Community Care of America, Inc., a Delaware corporation (the "Company"). The Schedule 13E-3 and this Amendment relate to a tender offer by Purchaser for all outstanding shares of common stock, par value $.0025 per share, of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 7, 1997 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are filed as Exhibits (d)(1) and (d)(2) to the Schedule 13E-3. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Offer to Purchase.


ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The  information  set  forth  in  paragraphs  (a)  and (b) of Item 6 of the
Schedule 13E-3 is hereby amended and supplemented by the following information:

     On September 15, 1997, IHS entered into a $1.75 billion revolving credit and term loan facility with Citibank, N.A., as Administrative Agent, and certain other lenders (the "New Credit Facility") to replace its existing $700 million revolving credit facility. The New Credit Facility consists of a $750 million term loan facility (the "Term Facility") and a $1 billion revolving credit facility, including a $100 million letter of credit subfacility and a $10 million swing line subfacility (the "Revolving Facility"). The Term Facility, all of which was borrowed on September 17, 1997, matures on December 31, 2004 and will be amortized beginning December 31, 1998 as follows: 1998 - $7.5 million; each of 1999, 2000, 2001 and 2002 - $7.5 million (payable in equal quarterly installments); 2003 - $337.5 million (payable in equal quarterly installments); and 2004 - $375 million (payable in equal quarterly installments). Any unpaid balance will be due on the maturity date. The Term Facility will bear interest at a rate equal to, at the option of IHS, either (i) in the case of Eurodollar loans, the sum of (x) one and three-quarters percent or two percent (depending on the ratio of IHS' Debt (as defined in the New Credit Facility) to earnings before interest, taxes, depreciation, amortization and rent, pro forma for any acquisitions or divestitures during the measurement period (the "Debt/EBITDAR Ratio")) and (y) the interest rate in the London interbank market for loans in an amount substantially equal to the amount of borrowing and for the period of borrowing selected by IHS or (ii) the sum of (a) the higher of (1) Citibank, N.A.'s base rate or (2) one percent plus the latest overnight federal funds rate plus (b) a margin of one-half percent or three-quarters of one percent (depending on the Debt/EBITDAR Ratio). The Term Facility can be prepaid at any time in whole or in part without penalty.

     The Revolving Facility will reduce to $800 million on September 30, 2001 and $500 million on September 30, 2002, with a final maturity on September 15, 2004; however, the $100 million letter of credit subfacility and $10 million swing line subfacility will remain at $100 million and $10 million, respectively, until final maturity. The Revolving Facility will bear interest at a rate equal to, at the option of IHS, either (i) in the case of Eurodollar loans,  the  sum of (x)  between  three-quarters  of one  percent  and  one  and three-quarters  percent  (depending  on the  Debt/EBITDAR  Ratio)  and  (y)  the interest rate in the London interbank market for loans in an amount substantially equal to the amount of borrowing and for the period of borrowing selected by IHS or (ii) the sum of (a) the higher of (1) Citibank, N.A.'s base rate or (2) one percent plus the latest overnight federal funds rate plus (b) a margin of between zero percent and one-half percent (depending on the Debt/EBITDAR Ratio). Amounts repaid under the Revolving Facility may be reborrowed prior to the maturity date.

     The New Credit Facility limits IHS' ability to incur indebtedness or contingent obligations, to make additional acquisitions, to sell or dispose of assets, to create or incur liens on assets, to pay dividends, to purchase or redeem IHS' stock and to merge or consolidate with any other person. In addition, the New Credit Facility requires that IHS meet certain financial ratios, and provides the banks with the right to require the payment of all amounts outstanding under the facility, and to terminate all commitments under the facility, if there is a change in control of IHS or if any person other than Dr. Robert N. Elkins, IHS' Chairman and Chief Executive Officer, or a group managed by Dr. Elkins, owns more than 40% of IHS' stock. The New Credit Facility is guaranteed by all of IHS' subsidiaries (other than inactive subsidiaries) and secured by a pledge of all of the stock of substantially all of IHS' subsidiaries.

     The New Credit Facility replaced IHS' $700 million credit facility (the "Prior Credit Facility"). As a result, IHS anticipates that it will record an extraordinary loss on extinguishment of debt of approximately $2.4 million (net of related tax benefit of approximately $1.6 million) in the third quarter of 1997 resulting from the write-off of deferred financing costs of $4.0 million related to the Prior Credit Facility.

     IHS intends to use the proceeds from the Term Facility, as well as the proceeds from its sale of $500 million principal amount of its 9 1/4% Senior Subordinated Notes due 2008, to pay the purchase price for the shares of the Company's Common Stock tendered in the Offer.


ITEM 16. ADDITIONAL INFORMATION.

     Item 16 is hereby supplemented and amended by adding the following information thereto:


     The Expiration Date of the Offer, as extended, which was scheduled for 5:00 p.m., New York City time, on Thursday, September 18, 1997, has been extended to 5:00 p.m., New York City time, on Thursday, September 25, 1997, unless the Offer is further extended.

     In addition, on September 18, 1997, IHS issued a press release announcing the extension of the Expiration Date. A copy of the press release issued by IHS is filed as Exhibit (a)(9) to IHS' and Purchaser's Tender Offer Statement on
Schedule 14D-1 dated August 7, 1997, as amended (the "Schedule 14D-1"), and is incorporated herein by reference.


ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(2) $1,750,000,000 Revolving Credit and Term Loan Agreement, dated as of September 15, 1997, among Integrated Health Services, Inc., the lenders named therein, Citibank, N.A., as administrative agent, The Toronto-Dominion Bank, as documentation agent, and Citicorp Securities, Inc., as arranger (incorporated by reference to Exhibit 10 to the Current Report on Form 8-K, dated September 15, 1997, of Integrated Health Services, Inc.).

   (d)(9) Press Release, dated September 18, 1997, issued by Integrated Health Services, Inc. (incorporated herein by reference to Exhibit (a)(9) to the Schedule 14D-1).

                                  SIGNATURES

     After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                COMMUNITY CARE OF AMERICA, INC.



                                By:     /s/ Deborah Lau
                                        ------------------------------------
                                Name:   Deborah Lau
                                Title:  Chief Executive Officer



                                INTEGRATED HEALTH SERVICES, INC.



                                By:     /s/ Brian Davidson
                                        ------------------------------------
                                Name:   Brian Davidson
                                Title:  Executive Vice President-Development



                                IHS ACQUISITION XXVI, INC.



                                 By:    /s/ Brian Davidson
                                        ------------------------------------
                                 Name:  Brian Davidson
                                 Title: Executive Vice President-Development


Dated: September 22, 1997

                                 EXHIBIT INDEX



EXHIBIT NO.                        DESCRIPTION
------------- ------------------------------------------------------------------
    (a)(2)    $1,750,000,000 Revolving Credit and Term Loan Agreement,  dated as of September 15, 1997, among Integrated Health Services, Inc., the lenders named therein,  Citibank,  N.A., as administrative  agent,
              The  Toronto-Dominion  Bank, as documentation  agent, and Citicorp
              Securities,  Inc.,  as  arranger  (incorporated  by  reference  to
              Exhibit 10 to the Current Report on Form 8-K, dated  September 15,
              1997, of Integrated Health Services, Inc.).

    (d)(9)    Press  Release,  dated  September  18, 1997,  issued by Integrated
              Health Services, Inc. (incor- porated herein by reference to Exhibit (a)(9) to the Schedule 14D-1).
